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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)

Cannabis Medical Solutions, Inc.

(Name of Issuer)

Common Stock, $ .0001 par value

(Title of Class of Securities)

137647103

(CUSIP Number)

Michele Friedman,

690 Hermitage Circle, Palm Beach Gardens,FL 33410, 561.622.1094

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

1/27/2011

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.       .

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 137647103

1.

Names of Reporting Persons.

I.R.S. Identification Nos. of above persons (entities only).

Michele Friedman

___________________________________________________________________________________________________________

2.

Check the Appropriate Box if a Member of a Group (See Instructions)

(a)  ___

(b)  ___

___________________________________________________________________________________________________________

3.

SEC Use Only

___________________________________________________________________________________________________________

4.

Source of Funds (See Instructions)

OO

___________________________________________________________________________________________________________

5.

Check if Disclosure of Legal Proceedings Is Required Pursuant

to Items 2(d) or 2(e)  __________

___________________________________________________________________________________________________________

6.

Citizenship or Place of Organization

Florida, USA

___________________________________________________________________________________________________________

Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power
18,000,000

	8.	Shared Voting Power
0

	9.	Sole Dispositive Power
18,000,000

	10.	Shared Dispositive Power
0

11.

Aggregate Amount Beneficially Owned by Each Reporting Person

18,000,000

___________________________________________________________________________________________________________

12.

Check if the Aggregate Amount in Row (11) Excludes Certain Shares

(See Instructions)

___________________________________________________________________________________________________________

13.

Percent of Class Represented by Amount in Row (11)

6.25%

___________________________________________________________________________________________________________

14.

Type of Reporting Person- Over 5%

IN

___________________________________________________________________________________________________________

Item 1.

Security and Issuer

Common Stock, par value $0.0001.

Cannabis Medical Solutions, Inc.

100 Myer Creek Road, Ashland, OR 97520

Item 2.

Identity and Background

The name of the person filing this statement is Michele Friedman, hereinafter sometimes referred to as the “Reporting Person.”

(a)

Michele Friedman

(b)

690 Hermitage Circle, Palm Beach Gardens,FL 33410

(c)

Ms. Friedman has never been an officer or director of Cannabis Medical Solutions Inc.

(d-e)

During the last five years the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or were a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)

Michele Friedman is a citizen of the United States.

Item 3.

Source and Amount of Funds or Other Consideration

The 18,000,000 shares of common stock were acquired by Ms. Friedman between 3/2009 and 9/2010 as a gift from spouse, B. Michael Friedman, who received the shares as a result of merger and acquisition as stated in the 8K dated March 2009. Mr. B. Michael Friedman the spouse, currently serves as an officer of the company.

Item 4.

Purpose of Transaction

The Reporting Person acquired the 18,000,000 shares of common stock as a gift from spouse, B. Michael Friedman, who currently serves as an officer of the company and does administrative and corporate work for the Issuer, and received the initial issuance as the result of merger/acquisition and signing bonus, and may transfer or sell such shares as necessary and in accordance with applicable securities law.

The Reporting Person may acquire additional securities of the issuer.

The Reporting Person has no plan or proposal which would relate to or would result in the following events:

(a)

An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

(b)

A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

(c)

Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(d)

Any material change in the present capitalization or dividend policy of the issuer;

(e)

Any other material change in the issuer's business or corporate structure including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

(f)

Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

(g)

Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(h)

A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(i)

Any action similar to any of those enumerated above.

Item 5.

Interest in Securities of the Issuer

(a)

The 18,000,000 shares of common stock represent 6.25 % of the issued and outstanding shares of common stock of the Issuer which is 347,652,240 according to the latest 10Q filed with the SEC for quarter ending 9/30/2010.

(b)

Reporting Person has 100% sole voting power as to the 18,000,000 shares of common stock, Mrs. Friedman has 6.25% voting power of common stock of the Issuer.

(c)

Not applicable

(d)

Not applicable.

(e)

Not applicable.

Item 6.

Not Applicable

Item 7.

Material to Be Filed as Exhibits

N/A

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

1/27/2011

Date

/s/ Michele Friedman

Signature

Michele Friedman

Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact

constitute Federal criminal violations (See 18 U.S.C. 1001

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